50
3/14/03

03002406

UNITED STATES
[S]ECURI[T]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-3-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53127

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN: Union Capital Company
FN: Inversionista Online Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 E. Broadway, Suite 512
(No. and Street)

Tucson — Arizona — 85711
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frank Almada (520) 664-2001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan T.
(Name – *if individual, state last, first, middle name*)

PROCESSED
MAR 12 2003
THOMSON
FINANCIAL

6111 Beverly Hill, Suite 6 — Houston — Texas — 77057
(Address) (City) (State) (Zip Code)

SEC MAIL RECEIVED
FEB 27 2003
PROCESSING SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank Almada, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Union Capital Company, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BRETT BOWLES
Notary Public - Arizona
Pima County
My Commission Expires
October 29, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Union Capital Company
Balance Sheet
December 31, 2002

ASSETS

Current Assets		
Bank of America - Checking	$ 1,343.41	
Bear Stearns - Account	4,767.44	
ATSI Deposit	1,600.00	
Lease Deposit	1,705.10	
A/R Castelo	2,196.52	
A/R Cote	827.27	
A/R Moody	485.54	
A/R Almada	31,167.44	
A/R Love	7,415.96	
Internal Revenue Service	216.70	
C/R - Western Securities	5,355.47	
Employee Advances	3,000.00	
Total Current Assets		60,080.85
Property and Equipment		
Furniture and Fixtures	9,925.48	
Equipment	7,780.11	
Computer Hardware	12,382.76	
Computer Software	1,304.65	
Accum. Dep.- Furniture & Fixtu	<2,235.00>	
Accum. Dep.- Equipment	<2,007.00>	
Accum. Dep.- Computer Hardware	<3,620.00>	
Accum. Dep.- Computer Software	<469.00>	
Total Property and Equipment		23,062.00
Other Assets		
Organization Costs	158,419.00	
Total Other Assets		158,419.00
Total Assets		$ 241,561.85

LIABILITIES AND CAPITAL

Current Liabilities		
Accounts Payable	$ 284.13	
Federal Payroll Taxes Payable	320.65	
FUTA Tax Payable	6.19	
State Payroll Taxes Payable	250.53	
SUTA Payable	20.88	
Support Payment Clearinghouse	759.25	
C/P Suarez	256.25	
C/P Jacobson	2,720.05	
Total Current Liabilities		4,617.93
Long-Term Liabilities		
Total Long-Term Liabilities		0.00
Total Liabilities		4,617.93
Capital		
Paid-in Capital	458,624.00	

Union Capital Company
Balance Sheet
December 31, 2002

Retained Earnings	<224,837.07>	
Net Income	3,156.99	
Total Capital		236,943.92
Total Liabilities & Capital		$ 241,561.85